QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.(a)(29)

        THIS LETTER, AND THE ENCLOSED STATUTORY NOTICE, ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000 if you are resident in the United Kingdom or, if not, another appropriately authorised independent financial adviser.

  UCB S.A. Allée de la Recherche 60, B-1070 Brussels (Belgium)

12 July 2004

To holders of Celltech Shares resident in Australia, Belgium, Canada or Japan who have not yet validly accepted the Offer

Dear Shareholder

Recommended Cash Offer for Celltech Group plc
Compulsory acquisition of your Celltech Shares

We refer to the Offer that we, and (outside the United States) Lazard & Co., Limited on our behalf, made on 19 May 2004, for the whole of the issued and to be issued share capital of Celltech Group plc ("Celltech") (including Celltech Shares represented by Celltech ADSs).

The terms of the Offer are as set out in the offer document dated 19 May 2004 (the "Offer Document") and provide for Celltech Shares to be acquired on the following basis:

for each Celltech Share                        550 pence in cash

The Offer was declared wholly unconditional on 6 July 2004 and we have now acquired or contracted to acquire over 90 per cent. of the Celltech Shares (including Celltech Shares represented by Celltech ADSs) to which the Offer relates.

Accordingly, under English law, we are now entitled, under the provisions of sections 428 to 430F of the Companies Act 1985 (the "Act"), to acquire compulsorily all of the outstanding Celltech Shares (including Celltech Shares represented by Celltech ADSs) for which valid acceptances under the Offer have not yet been received.

According to the records of the Receiving Agent, you had not validly accepted the Offer by 9 July 2004. You will, therefore, find enclosed with this letter the statutory notice advising you that we now intend to exercise our right under section 429 of the Companies Act 1985 to acquire compulsorily your Celltech Shares.

The statutory notice has the effect that, subject as stated therein, under the provisions of sections 428 to 430F of the Act, the Celltech Shares now held by you will be transferred to us at the expiry of six weeks from the date of the attached notice. Upon such transfer, you will be entitled to receive the consideration available to you under the Offer. This consideration will be held and applied by Celltech in accordance with section 430 of the Act. You may then apply in writing (including with your application, if your Celltech Shares are held in certificated form, presentation of your share certificate(s) or, if your Celltech Shares are in uncertificated form, proof of identification) to Celltech for the release of such consideration.

Celltech has applied to the UK Listing Authority to cancel the official listing of Celltech Shares with effect from 10 August 2004. Trading in Celltech Shares on the London Stock Exchange will be discontinued with effect from the same date.

You may not accept the Offer from Australia, Belgium, Canada or Japan.    If you do not apply to the Court, and we have not acquired or contracted to acquire your Celltech Shares by 24 August 2004, your Celltech Shares will be acquired by us pursuant to and in accordance with Part XIIA of the Act on the basis of 550 pence in case for each Celltech Share.

If you have any queries regarding this letter, please contact the Helpline on 0870 162 3118 (if calling from the UK), 800 261 1054 (if calling from the US) or +44 208 639 2157 (if calling from elsewhere).

Yours faithfully
/s/ BARON JACOBS
Baron Jacobs Director for and on behalf of UCB S.A.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of or by any other means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facilities of, a national securities exchange of Canada, nor is it being made in or into Australia, Belgium, Canada or Japan. Accordingly, any documents relating to the Offer (other than this letter) are not being, and must not be mailed, forwarded, or otherwise distributed or sent in, into or from Australia, Belgium, Canada or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Australia, Canada or Japan.

If you have sold or otherwise transferred all your Celltech Shares, please send this letter, together with the accompanying statutory notice, as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for onward transmission to the purchaser or transferee.

The Offer is not being made, directly or indirectly, in or into Australia, Belgium, Canada or Japan and may not be accepted in or from Australia, Belgium, Canada or Japan.

Words or expressions defined in the Offer Document dated 19 May 2004 have the same meanings (save where the context otherwise requires) in this letter.

Lazard & Co., Limited ("Lazard") is acting for UCB and no one else in connection with the Offer and will not be responsible to any person other than UCB for providing the protections afforded to clients of Lazard, or for providing advice in relation to the Offer, the contents of this letter or any transaction or arrangement referred to herein.

The directors of UCB accept responsibility for the information contained in this letter. To the best of the knowledge and belief of such directors (who have taken all reasonable care to ensure that such is the case) the information contained in this letter is in accordance with the facts and does not omit anything likely to affect the import of such information.

QuickLinks

  Exhibit 99.(a)(29)
Recommended Cash Offer for Celltech Group plc Compulsory acquisition of your Celltech Shares